J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 8, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Trust (the “Trust”)

File Nos. 333-191837; 811- 22903

Post-Effective Amendment Nos. 169-173

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the JPMorgan BetaBuilders MSCI US REIT ETF, JPMorgan BetaBuilders Canada ETF, JPMorgan BetaBuilders Developed Asia ex-Japan ETF, JPMorgan BetaBuilders Europe ETF and JPMorgan BetaBuilders Japan ETF (each a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

PROSPECTUS COMMENTS – ALL FUNDS

1.	Comment: Please update the series information on EDGAR with each Fund’s ticker.

Response: The update will be made prior to the launch of the Funds.

2.	Comment: Please provide supplementally the rules-based methodology for the underlying index for each Fund (each, an “Underlying Index”).

Response: Attached to this letter as Appendixes A (for JPMorgan BetaBuilders MSCI US REIT ETF) and B (for the other Funds) is the rules-based methodology for each of the Underlying Indexes.

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3.	Comment: Please advise supplementally whether each Fund has received relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 (“19b-4 relief”) or explain why a Fund is not required to obtain 19b-4 relief.

Response: Relief is not required because the Fund has determined that it is eligible for listing on the Cboe BZX Exchange, Inc. pursuant to Rule 14.11(c)(3) which sets forth generic listing standards for passive equity exchange-traded funds.

4.	Comment: Please provide completed fee and expense tables for the Funds to the staff prior to the effectiveness of each 485(b) Amendment.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of each 485(b) Amendment.

5.	Comment: Please confirm that no recoupment is permitted under each Fund’s fee waiver agreement.

Response: Each Fund confirms that under the terms of its fee waiver agreement, the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

6.	Comment: Please disclose the number of the components in each Underlying Index.

Response: The number of securities included in each Underlying Index as of a recent practicable date will be included in the applicable 485(b) Amendment.

7.	Comment: Please revise the disclosure in “What are the Fund’s main investment strategies?” for each Fund to include a definition of “beta” and how each Fund uses “beta.”

Response: The prospectuses will be revised to include the following description:

Beta is a measure of the volatility of a security or a portfolio relative to a market benchmark. The term “BetaBuilders” in the Fund’s name conveys the intended outcome of providing investors with passive exposure and return that generally correspond to a market cap weighted benchmark. The Fund, along with other JPMorgan BetaBuilders Funds, can be used to help an investor build a portfolio of passive exposure to various markets.

8.	Comment: Please consider adding disclosure describing the circumstances when “it may not be possible or practicable to purchase or hold all of, or only, the constituent securities in their respective weightings in the Underlying Index.”

Response: We have reviewed the disclosure and respectfully believe that the disclosure is appropriate.

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9.	Comment: Please consider clarifying the following portion of the first sentence of the third paragraph under “Market Trading Risk” in “More About the Fund” in each Fund’s prospectus: “Given the nature of the relevant markets for certain of the securities for the Fund . . .”

Response: We have reviewed the disclosure and respectfully believe that the disclosure is appropriate.

10.	Comment: Please file the sublicense agreement for each underlying index as an exhibit to the Trust’s registration statement.

Response: The agreements will be filed as requested.

Comments for each Fund other than JPMorgan BetaBuilders MSCI US REIT ETF

11.	Comment: Please consider moving the disclosure stating that small capitalization companies may be included in the index from the Risk/Return Summary to “More about the Fund.”

Response: The requested changes will be made.

12.	Comment: Please add concentration risk.

Response: The requested changes will be made.

13.	Comment: Please confirm that non-fundamental number 2 relating to investments in other investment companies is correct.

Response: We hereby confirm that each Fund may not acquire the securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

JPMorgan BetaBuilders MSCI US REIT ETF Specific Comments:

14.	Comment: Please consider modifying the disclosure to clarify the criteria used to determine which stocks are included in the Underlying Index and how a determination is made that a REIT stock included in the Underlying Index is liquid.

Response: The disclosure will be modified in response to your comment. In particular, the disclosure will be clarified to note that the Underlying Index is designed to measure the performance of US equity REIT securities and that MSCI Inc., the index provider, determines which equity REITs are included in the index based on criteria such as market capitalization and liquidity and that REITs in the Underlying Index may provide exposure to various property types (e.g., Health Care REITs, Hotel & Resort REITs, Industrial REITs, Office REITs, Residential REITs, Retail REITs, etc.). In addition, the disclosure will be modified to note that the liquidity determination is made by MSCI Inc. based on factors such as a REIT’s number of shares outstanding and trading volume.

3

15.	The Real Estate Securities Risk notes that “The underlying mortgage loans may be subject to the risks of default or of prepayments that occur earlier or later than expected, and such loans may also include so-called ‘subprime’ mortgages.” Please include a definition of “subprime” and please also include disclosure in the main investment strategies section that the Fund may invest in “subprime” mortgages, if applicable. In addition, the same risk factor notes that “REITs may be more volatile and/or more illiquid than other types of equity securities”. Please supplementally confirm that this statement is accurate given that the disclosure elsewhere in the prospectus that REITs included in the Underlying Index must “have enough shares and trading volume to be considered liquid.”

Response: The Fund has no current intention of investing in mortgages. As such, the Fund will not include disclosure in its main investment strategies section regarding investment in subprime mortgages. In addition, the risk factor will be clarified, including by removing references to subprime mortgages.

The Fund believes that the statement that “REITs may be more volatile and/or more illiquid than other types of equity securities” is accurate and not inconsistent with the disclosure that equity REITs included in the Underlying Index will meet certain minimum liquidity thresholds. For example, while a small-cap REITs may have sufficient liquidity to be included in the Underlying Index, as determined by MSCI Inc., it may not be as liquid as a large-cap blue chip stock and thus there could be differences in liquidity between the REITs in the Underlying Index and other types of equity securities. As a result, the disclosure with respect to this point will remain as drafted.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020 or Carmine Lekstutis at (212) 648-0919.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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APPENDIX A

INDEX METHODOLOGY

MSCI US REIT INDEX

METHODOLOGY

Index Construction and Maintenance Methodology for the MSCI US REIT Index

August 2016

AUGUST 2016

MSCI US REIT INDEX METHODOLOGY | August 2016

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MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

INTRODUCTION

The MSCI US REIT Index is a free float-adjusted market capitalization weighted index that is comprised of Equity REIT securities. The MSCI US REIT Index includes securities with exposure to core real estate (e.g. residential and retail properties) as well as securities with exposure to other types of real estate (e.g. casinos, theaters). The MSCI US REIT Index is based on the MSCI USA Investable Market Index (IMI) (“the parent index”), which is comprised of all the securities included in the MSCI USA Large Cap, MSCI USA Mid Cap and MSCI USA Small Cap Indexes. The MSCI USA IMI is governed by the MSCI Global Investable Market Indexes methodology that is available on MSCI’s web site: https://www.msci.com/index-methodology.

At the November 2013 Semi-Annual Index Review, MSCI enhanced the MSCI US REIT Index methodology by transitioning the parent index used to derive the MSCI US REIT Index from the MSCI US Investable Market 2500 Index to the MSCI USA IMI. This change was implemented in order to align the parent index universe of the MSCI US REIT Index with the MSCI Global Investable Market Indexes.

This document contains the new enhanced guidelines used to maintain the MSCI US REIT Index. More details on the transition to the enhanced MSCI US REIT Index methodology are included in the Appendix.

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1	DEFINING REITS AND THE MSCI US REIT INDEX ELIGIBLE REITS

A Real Estate Investment Trust, or REIT, is a company that in most cases owns and operates income producing real estate assets. Some REITs provide loans to the owners and operators of real estate. To qualify as a REIT under the Internal Revenue Code, a REIT is required to distribute at least 90% of its taxable income to shareholders annually and receive at least 75% of that income from rents, mortgages and sales of property.

MSCI classifies REIT securities into one of the Real Estate Investment Trust (REITs) Sub-Industries within the Global Industry Classification Standard (GICS®) structure. The GICS structure includes eight Equity REITs Sub-Industries and one Sub-Industry for Mortgage REITs. The Equity REITs Sub-Industries are part of the Equity Real Estate Investment Trusts (REITs) Industry under the Real Estate Sector1 . The Mortgage REITs Sub-Industry is part of the Financials Sector. The eight Equity REITs Sub-Industries aim to represent REITs with distinct property type profiles.

REITs eligible for inclusion in the MSCI US REIT Index are REITs that are included in the MSCI USA IMI and that exhibit the following characteristics:

•	Equity REIT structure (i.e., classified under the Equity Real Estate Investment Trusts (REITs) Industry)

•	Real estate exposure (i.e., only selected Specialized REITs are eligible)

•	REIT tax status (i.e. companies are not eligible before the beginning of their first fiscal year in which they are expected to be treated as REIT for tax purpose)

REITs Sub-Industries: Eligibility for the MSCI US REIT Index

REITs Sub-Industry	Eligibility for the MSCI US REIT Index
Diversified REITs	Yes
Health Care REITs	Yes
Hotel & Resort REITs	Yes
Industrial REITs	Yes
Office REITs	Yes

[1]	Effective September 1, 2016, Real Estate is being moved out from under the Financials Sector and is being promoted to its own sector. The Real Estate Investment Trusts (REITs) Industry is being renamed to Equity Real Estate Investment Trusts (REITs) and excludes Mortgage REITs.

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MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

Residential REITs	Yes
Retail REITs	Yes
Specialized REITs	Selected Specialized REITs only
Mortgage REITs	No

REITs classified in the Specialized REITs Sub-Industry are eligible for inclusion in the MSCI US REIT Index only if they own and/or operate the following types of properties:

•	Storage and self-storage facilities

•	Data centers

•	Correctional facilities

•	Theaters

•	Casinos and gaming facilities

•	Restaurants

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MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

2	MAINTENANCE OF THE MSCI US REIT INDEX

The maintenance of the MSCI US REIT Index includes:

•	Semi-Annual Index Reviews (SAIRs) in May and November,

•	Quarterly Index Reviews (QIRs) in February and August, and

•	Ongoing event-related changes which are generally implemented in the indexes as they occur

2.1	SEMI-ANNUAL INDEX REVIEWS AND QUARTERLY INDEX REVIEWS

During Semi-Annual Index Reviews and Quarterly Index Reviews, the parent index is reviewed under the guidelines of the MSCI Global Investable Market Indexes methodology. Changes in the parent index during Index Reviews may impact the MSCI US REIT Index as follows:

•	Existing constituents of the MSCI US REIT Index that are deleted from the parent index are deleted from the MSCI US REIT Index

•	Eligible equity REIT securities not currently constituents of the MSCI US REIT Index that are added to the parent index are added to the MSCI US REIT Index

•	Changes in the Foreign Inclusion Factors (FIF) and Number of Shares (NOS) for securities of the parent index are also applied to the securities included in the MSCI US REIT Index

•	When a change in Global Industry Classification Standard (GICS®) for an existing constituent of the parent index to one of the eligible REIT Sub-Industries defined in Section 1 is announced, then provided that the date of such announcement is before the implementation date of the next Index Review, such constituent may be considered for inclusion in the MSCI US REIT Index at such Index Review

In addition, the list of eligible property types for REITs classified in the Specialized REITs Sub-Industry is reviewed during each Semi-Annual Index Review and Quarterly Index Review. Changes to the list are communicated as part of the Index Review announcements and become effective at the subsequent Index Review.

For more information on Index Reviews for the MSCI Global Investable Market Indexes, please refer to Sections 3.1 and 3.2 of the MSCI Global Investable Market Indexes methodology book.

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2.2	ONGOING EVENT-RELATED CHAGNES

The parent index is updated to reflect ongoing event-related changes in accordance with the MSCI Global Investable Market Indexes methodology. Ongoing event-related changes in the parent index are reflected in the MSCI US REIT Index at the time of the implementation of the event in the parent index:

•	Existing constituents of the MSCI US REIT Index that are deleted from the parent index due to corporate events are deleted from the MSCI US REIT Index

•	Eligible equity REIT securities not currently constituents of the MSCI US REIT Index that are added to the parent index due to corporate events are added to the MSCI US REIT Index

•	Changes in the Foreign Inclusion Factors (FIF) and Number of Shares (NOS) for securities of the parent index due to corporate events are also applied to the securities included in the MSCI US REIT Index

For more information on the implementation of corporate events in the MSCI Global Investable Market Indexes, please refer to Section 3.3 of the MSCI Global Investable Market Indexes methodology book.

2.3	ANNOUNCEMENT POLICY

In line with the MSCI Global Investable Market Indexes methodology, the changes to the MSCI US REIT Index are typically announced at least ten business days prior to these changes becoming effective in the indexes as “expected” announcements, or as “undetermined” announcements, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indexes provided that all necessary public information concerning the event is available. In case a “confirmed” announcement needs to be amended, MSCI sends a “correction” announcement with a descriptive text announcement to provide details about the changes made.

If warranted, MSCI may make descriptive text announcements for events that are complex in nature and for which additional clarification could be beneficial for any Standard, Small Cap and Micro Cap Indexes.

For more information on the announcement policy for the MSCI Global Investable Market Indexes, please refer to Section 3.4 of the MSCI Global Investable Market Indexes methodology book.

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APPENDIX I: PAST METHODOLOGY CHANGES FOR THE MSCI US REIT INDEX

CHANGES APPLIED AT THE NOVEMBER 2013 SEMI-ANNUAL INDEX REVIEW

Effective at the time of the November 2013 Semi-Annual Index Review, MSCI enhanced the MSCI US REIT Index methodology by transitioning the parent index used to derive the MSCI US REIT Index from the MSCI US Investable Market 2500 Index to the MSCI USA IMI. This change was implemented in order to align the parent index universe of the MSCI US REIT Index with the MSCI Global Equity Indexes.

To reduce index turnover following the transition to the enhanced MSCI US REIT Index methodology, current constituents of the MSCI US REIT Index will remain eligible for inclusion in the MSCI US REIT Index as long as they remain in the MSCI USA Micro Cap Index.

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APPENDIX II: GLOBAL INDUSTRY CLASSIFICATION STANDARD (GICS)

INTRODUCTION

The Global Industry Classification Standard (GICS) was developed by MSCI in collaboration with S&P Global to provide an efficient, detailed and flexible tool for use in the investment process. It is designed to respond to the global financial community’s need for a global, accurate, complete and widely accepted approach to defining industries and classifying securities by industry. Its universal approach to industry classification aims to improve transparency and efficiency in the investment process.

KEY FEATURES OF THE GICS

The key features of the GICS are that it is:

•	Universal: the classification applies to companies globally.

•	Accurate: the structure precisely reflects the state of industries in the equity investment universe.

•	Flexible: the classification consists of four levels of analysis, ranging from the most general to the most specialized sub-industry.

•	Evolutionary: annual reviews are conducted by MSCI and S&P Global to ensure that the classification remains fully representative of today’s global markets.

To provide the level of precision critical in the investment process, the GICS is designed with four levels of classifications:

The Global Industry Classification Standard (GICS)

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The GICS has 11 sector classifications:

•	Energy

•	Materials

•	Industrials

•	Consumer Discretionary

•	Consumer Staples

•	Health Care

•	Financials

•	Information Technology

•	Telecommunication Services

•	Utilities

•	Real Estate.

PHILOSOPHY AND OBJECTIVES OF THE GICS

The way in which securities are classified into asset classes forms the basis of many important investment decisions. The relative merits of each security are judged primarily within these asset classes, and investment decisions are taken within this framework.

APPROACHES TO INDUSTRY CLASSIFICATION SCHEMES

While grouping securities by country and regions is relatively straightforward, classifications by industries are more difficult. There are many approaches to developing industry classification schemes, some of which are discussed below.

At one extreme is the purely statistical approach, which is solely financial market-based and backward looking, using past returns. Aggregations are formed around correlation, often yielding non-intuitive groupings that are dissimilar across countries and regions. Another approach attempts to define a priori financial market-oriented groups or themes, such as cyclical, interest rate sensitive, etc. The difficulty, however, lies in finding widely accepted and relatively stable definitions for these themes.

Two other approaches begin with an economic perspective on companies. The first focuses on a production orientation while the other adopts a market or demand orientation in company analysis. The production-oriented approach was effective in the past in its analysis of the microstructure of industries from the producers’ standpoint. For instance, it

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segregated goods and services on the premise that it was a different set of companies that provided each to consumers. As the structure of the global economy evolved, limitations of this approach became increasingly obvious. The ever-increasing share of discretionary income brought about by economic development, emergence of the service era, and the availability and accessibility of information with the advent of new communication technology has moved the emphasis from producers to consumers.

THE GICS: MARKET DEMAND-ORIENTED

The Global Industry Classification Standard is designed to be market demand-oriented in its analysis and classification of companies. For example, drawing the line between goods and services is becoming increasingly arbitrary as they are now commonly sold together. This distinction between goods and services is replaced by adopting the more market-oriented sectors of “Consumer Discretionary” and “Consumer Staples”, which group goods and services sub-industries. In addition, the creation of large stand-alone sectors such as Health Care, Information Technology and Telecommunication Services accurately represents industries that provide significant value to the consumer in today’s global and integrated economy. This further contributes to a more uniform distribution of weights among the 11 sectors.

GICS COMPANY CLASSIFICATION

The GICS is used to assign each company to a sub-industry according to its principal business activity. Since the GICS is strictly hierarchical, a company can only belong to one grouping at each of the four levels.

An Illustration of the GICS – Telecommunication Services Sector:

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CLASSIFICATION BY REVENUE

In order to provide an accurate, complete and long-term view of the global investment universe, a company’s revenues often provide a more stable and precise reflection of its activities than earnings. Furthermore, industrial and geographical breakdowns of revenues are more commonly available than earnings broken down the same way for most companies. Nevertheless, company valuations are more closely related to earnings than revenues. Therefore, earnings remain an important secondary consideration in a company’s industry classification.

GENERAL GUIDELINES FOR CLASSIFICATION

The primary source of information used to classify securities is a company’s annual reports and accounts. Other sources include brokers’ reports and other published research literature. As a general rule, a company is classified in the sub-industry whose definition most closely describes the business activities that generate at least 60% of the company’s revenues.

Example: Nokia (FI)

2013 Results	Nokia Networks	Nokia Technologies	HERE
Revenues	89%	4%	7%
Earnings	88%	24%	-12%

Classified as:

GICS Level	GICS Code	Code Description
Sector	45	Information Technology
Industry Group	4520	Technology Hardware & Equipment
Industry	452010	Communications Equipment
Sub-Industry	45201020	Communications Equipment

However, a company engaged in two or more substantially different business activities, none of which contribute 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings. When no sub-industry provides the majority of both the company’s revenues and earnings, the classification will be determined based on further research and analysis. In addition, a company significantly diversified across three or more sectors, none of which contributes the majority of revenues or earnings, is classified either in the Industrial Conglomerates sub-industry (Industrial Sector) or in the Multi-Sector Holdings sub-industry (Financials Sector).

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Example: General Electric (US)

2006 Results	Infrastructure	Industrial	Healthcare	NBC Universal	Comercial Finance	Consumer Finance
Revenues	30%	21%	10%	10%	15%	14%
Earnings	34%	10%	12%	11%	19%	13%

Classified as:

GICS Level	GICS Code	Code Description
Sector	20	Industrials
Industry Group	2010	Capital Goods
Industry	201050	Industrial Conglomerates
Sub-Industry	20105010	Industrial Conglomerates

In the case of a new issue, the classification will be determined based primarily on the description of the company’s activities and pro forma results as given in the prospectus.

REVIEW OF SUB-INDUSTRY CLASSIFICATION

A company’s sub-industry classification will be reviewed either when a significant corporate restructuring occurs or when a new annual report is available. In order to provide a stable sub-industry classification, when reviewing a company’s classification, changes will be minimized in the sub-industry classification to the extent possible by disregarding temporary fluctuations in the results of a company’s different activities.

In the event that the above guidelines should not appropriately capture a particular company’s business activity, its classification will be determined based on more extensive analysis.

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GICS (Global Industry Classification Standard) Structure effective as of the close of (US, EST) Wednesday—August 31, 2016

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Sector		Industry Group		Industry		Sub-Industry	
30	Consumer Staples	3010	Food & Staples Retailing	301010	Food & Staples Retailing	30101010	Drug Retail
						30101020	Food Distributors
						30101030	Food Retail
						30101040	Hypermarkets & Super Centers
		3020	Food, Beverage & Tobacco	302010	Beverages	30201010	Brewers
						30201020	Distillers & Vintners
						30201030	Soft Drinks
				302020	Food Products	30202010	Agricultural Products
						30202030	Packaged Foods & Meats
				302030	Tobacco	30203010	Tobacco
		3030	Household & Personal Products	303010	Household Products	30301010	Household Products
				303020	Personal Products	30302010	Personal Products
35	Health Care	3510	Health Care Equipment & Services	351010	Health Care Equipment & Supplies	35101010	Health Care Equipment
						35101020	Health Care Supplies
				351020	Health Care Providers & Services	35102010	Health Care Distributors
						35102015	Health Care Services
						35102020	Health Care Facilities
						35102030	Managed Health Care
				351030	Health Care Technology	35103010	Health Care Technology
		3520	Pharmaceuticals, Biotechnology & Life Sciences	352010	Biotechnology	35201010	Biotechnology
				352020	Pharmaceuticals	35202010	Pharmaceuticals
				352030	Life Sciences Tools & Services	35203010	Life Sciences Tools & Services
40	Financials	4010	Banks	401010	Banks	40101010	Diversified Banks
						40101015	Regional Banks
				401020	Thrifts & Mortgage Finance	40102010	Thrifts & Mortgage Finance
		4020	Diversified Financials	402010	Diversified Financial Services	40201020	Other Diversified Financial Services
						40201030	Multi-Sector Holdings
						40201040	Specialized Finance
				402020	Consumer Finance	40202010	Consumer Finance
				402030	Capital Markets	40203010	Asset Management & Custody Banks
						40203020	Investment Banking & Brokerage
						40203030	Diversified Capital Markets
						40203040	Financial Exchanges & Data
				402040	Mortgage Real Estate Investment Trusts (REITs)	40204010	Mortgage REITs
40	Financials	4030	Insurance	403010	Insurance	40301010	Insurance Brokers
						40301020	Life & Health Insurance
						40301030	Multi-line Insurance
						40301040	Property & Casualty Insurance
						40301050	Reinsurance
45	Information Technology	4510	Software & Services	451010	Internet Software & Services	45101010	Internet Software & Services
				451020	IT Services	45102010	IT Consulting & Other Services
						45102020	Data Processing & Outsourced Services
				451030	Software	45103010	Application Software
						45103020	Systems Software
						45103030	Home Entertainment Software
45	Information Technology	4520	Technology Hardware & Equipment	452010	Communications Equipment	45201020	Communications Equipment
				452020	Technology Hardware, Storage &	45202030	Technology Hardware, Storage & Peripherals
				452030	Electronic Equipment, Instruments &	45203010	Electronic Equipment & Instruments
						45203015	Electronic Components
						45203020	Electronic Manufacturing Services
						45203030	Technology Distributors
		4530	Semiconductors & Semiconductor Equipment	453010	Semiconductors & Semiconductor Equipment	45301010	Semiconductor Equipment
						45301020	Semiconductors
50	Telecommunication Services	5010	Telecommunication Services	501010	Diversified Telecommunication Services	50101010	Alternative Carriers
						50101020	Integrated Telecommunication Services
				501020	Wireless Telecommunication Services	50102010	Wireless Telecommunication Services
55	Utilities	5510	Utilities	551010	Electric Utilities	55101010	Electric Utilities
				551020	Gas Utilities	55102010	Gas Utilities
				551030	Multi-Utilities	55103010	Multi-Utilities
				551040	Water Utilities	55104010	Water Utilities
				551050	Independent Power and Renewable Electricity Producers	55105010	Independent Power Producers & Energy Traders
						55105020	Renewable Electricity
60	Real Estate	6010	Real Estate	601010	Equity Real Estate Investment Trusts (REITs)	60101010	Diversified REITs
						60101020	Industrial REITs
						60101030	Hotel & Resort REITs
						60101040	Office REITs
						60101050	Health Care REITs
						60101060	Residential REITs
						60101070	Retail REITs
						60101080	Specialized REITs
				601020	Real Estate Management & Development	60102010	Diversified Real Estate Activities
						60102020	Real Estate Operating Companies
						60102030	Real Estate Development
						60102040	Real Estate Services

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GICS STRUCTURE REVIEW FREQUENCY

MSCI and S&P Global s are committed to ensuring that the GICS structure remains relevant and up-to-date. This is accomplished through an annual review of the structure. This review includes a detailed internal analysis to develop a proposal for potential structural changes and public request for comments and in-depth client consultations with various market participants as a means of obtaining feedback on proposed structural changes.

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MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

APPENDIX III: POLICY REGARDING TRADING SUSPENSIONS DURING INDEX REVIEWS

POLICY REGARDING TRADING SUSPENSIONS FOR INDIVIDUAL SECURITIES DURING INDEX REVIEWS

MSCI will postpone the implementation of index review changes for the MSCI US REIT Index constituents when the affected securities are suspended on the day prior to the effective implementation date of the Index Review. The postponed index review changes will be implemented two days after the securities resume trading

The following Index Review changes will be postponed:

•	Additions to and deletions from the MSCI US REIT Index, except if the deletion is due to a change in the Global Industry Classification Standard (GICS®) of the security

•	Changes in Foreign Inclusion Factor (FIF) or Number of Shares (NOS) for constituents of the MSCI US REIT Index

All index review changes that are postponed will be cancelled two months after the effective date of the index review and implemented coinciding with the subsequent index review if still warranted.

© 2017 MSCI Inc. All rights reserved. Please refer to the disclaimer at the end of this document.	MSCI.COM | PAGE 17 OF 3

MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

METHODOLOGY BOOK TRACKED CHANGES

The following sections have been modified since February 2014:

Section 1: Defining REITs and the MSCI US REIT Index Eligible REITs

•	Updates in this section

The following sections have been modified since June 2015:

Section 1: Defining REITs and the MSCI US REIT Index Eligible REITs

•	Update to the list of eligible property types

The following sections have been modified since November 2015:

Section 1: Defining REITs and the MSCI US REIT Index Eligible REITs

•	Added “Restaurants” to the list of eligible property types

Section 2.1: Semi-Annual Index Reviews and Quarterly Index Reviews

•	Added a paragraph on the review process for the list of eligible property types

The following sections have been modified since December 2015:

Section 1: Defining REITs and the MSCI US REIT Index Eligible REITs

•	Added “REIT tax status” as a condition for eligibility

The following sections have been modified since May 2016:

Appendix III: Policy Regarding Trading Suspensions and Market Closures during Index Reviews

•	New Appendix

© 2017 MSCI Inc. All rights reserved. Please refer to the disclaimer at the end of this document.	MSCI.COM | PAGE 18 OF 3

MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

The following sections have been modified since August 2016:

Section 1: Defining REITs and the MSCI US REIT Index Eligible REITs

•	Updated to reflect revised GICS structure effective September 1, 2016

Appendix II: Global Industry Classification Standard (GICS)

•	Updated to reflect revised GICS structure effective September 1, 2016

© 2017 MSCI Inc. All rights reserved. Please refer to the disclaimer at the end of this document.	MSCI.COM | PAGE 19 OF 3

INDEX METHODOLOGY

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AUGUST 2016

MSCI US REIT INDEX METHODOLOGY | AUGUST 2016

NOTICE AND DISCLAIMER

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MSCI ESG Research LLC is a Registered Investment Adviser under the Investment Advisers Act of 1940 and a subsidiary of MSCI Inc. Except with respect to any applicable products or services from MSCI ESG Research, neither MSCI nor any of its products or services recommends, endorses, approves or otherwise expresses any opinion regarding any issuer, securities, financial products or instruments or trading strategies and MSCI’s products or services are not intended to constitute investment advice or a recommendation to make (or refrain from making) any kind of investment decision and may not be relied on as such. Issuers mentioned or included in any MSCI ESG Research materials may include MSCI Inc., clients of MSCI or suppliers to MSCI, and may also purchase research or other products or services from MSCI ESG Research. MSCI ESG Research materials, including materials utilized in any MSCI ESG Indexes or other products, have not been submitted to, nor received approval from, the United States Securities and Exchange Commission or any other regulatory body.

Any use of or access to products, services or information of MSCI requires a license from MSCI. MSCI, Barra, RiskMetrics, IPD, FEA, InvestorForce, and other MSCI brands and product names are the trademarks, service marks, or registered trademarks of MSCI or its subsidiaries in the United States and other jurisdictions. The Global Industry Classification Standard (GICS) was developed by and is the exclusive property of MSCI and Standard & Poor’s. “Global Industry Classification Standard (GICS)” is a service mark of MSCI and Standard & Poor’s.

© 2017 MSCI Inc. All rights reserved.	MSCI.COM | PAGE 21 OF 1

APPENDIX B

?

For Professional Use Only

Construction Rules for the Morningstar® Global Target Market Exposure Index Family

Morningstar Indexes

March 2018

Overview

The Morningstar® Global Target Market Exposure IndexSM is designed to provide exposure to the top 85% market capitalization by free float in each of two economic segments, developed markets and emerging markets. Together, these two economic segment indexes make up the Global Target Market Exposure Index.

Index Inception Date and Performance Inception Date

The inception date of the index is May 1, 2018, and the performance inception date of the index is June 20, 2008, when the first back-tested index value was calculated.

Index Construction

Exhibit 1 Morningstar Global Target Market Exposure Index Construction Process

For additional details, refer ‘to Assigning stocks to the Morningstar Global Target Market Exposure Index section’

Page 3 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Assigning Stocks to the Morningstar Global Target Market Exposure Index

Selection Universe

At each reconstitution, securities for the Morningstar Global Target Market Exposure Index are derived from eligible universe described below.

•	Exchange: The security must trade on one of the major global exchanges. A complete list of eligible exchanges is provided in Appendix 4.

•	Security type: All listed securities, including income trusts in Canada, real estate investment trusts, and preferred shares that exhibit characteristics of equity securities, are generally eligible. Please see Appendix 3 for a full list of eligible security types by country. The following security types do not qualify:

•	Mutual funds

•	Exchange-traded funds

•	Derivatives

•	Convertible notes, warrants, and rights

•	Limited partnerships

•	Depositary receipts, except Swedish depositary receipts and Philippine depositary receipts

•	Country classification: Each security in the Morningstar global equity universe shall be assigned to a single country using a rules-based approach. The country classification for any security is defined primarily by the country of incorporation of the issuing company and the country of primary listing of the security. In addition, if a company is incorporated in a developed-market country in Europe and has its security’s primary listing in another developed-market European country, the security will be assigned to its country of primary listing. Nearly 98% of the securities in the Morningstar global equity universe are classified using this approach.

For the remaining cases, in which a company is incorporated in one country but the primary listing of its securities is in a different country, additional factors are considered to determine the country classification:

•	Primary business and listing country: If a security has a listing in the country where its primary business is conducted, as measured by maximum single revenue segment, the security will be assigned to its country of listing and primary business location.

•	Tax havens: To benefit from legal, tax, and/or regulatory advantage, companies may incorporate in a country with limited or no public domestic equity market such as Bahamas or Bermuda. For such cases, the security is classified in the country of its primary listing. A complete list of countries that have been determined to provide these benefits can be found in Appendix 5.

•	China classification: Securities will be classified to China if the company is incorporated in the People’s Republic of China, or PRC, and listed on the Shanghai or Shenzhen stock exchanges as B shares or listed on the Hong Kong stock exchange as H shares. To provide investors with exhaustive China coverage and remain true to the underlying risks associated with the business, the following exception is made to the country of incorporation and country of primary listing agreement rule.

Securities will be classified to China if the company is incorporated outside the PRC but has a listing in the U.S., Singapore, or Hong Kong, provided it meets the following criteria:

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 4 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

•	If a company is listed in the U.S. or Singapore but has the majority of its business as measured by single revenue segment contributing 50% or more from China and is headquartered in China.

•	If the company is listed in Hong Kong and meets the following definitions:

Red chip: Company is directly or indirectly controlled by organizations or enterprises that are owned by the state, provinces, or municipalities of the PRC.

P chip: A company satisfying at least two of the following conditions:

The company is controlled by PRC individuals.

The company derives more than 80% of its revenue from the PRC.

The company allocates more than 60% of its assets in the PRC.

Security Selection

To be eligible for the index, all constituents must meet the following criteria:

•	Trading frequency:

•	Global ex-US: New securities qualify for the investable universe if they have fewer than 20 nontrading days in the six calendar months immediately before reconstitution. For corporate entities younger than six months, the criterion is applied on a prorated basis.

Current constituents are provided a one-time buffer and will remain in the investable universe if they have fewer than 30 nontrading days in the prior six months. The buffer is designed to help reduce turnover in the investable universe caused by a marginal and temporary decline in the number of trading days. Current constituents retained because of the buffer in the previous reconstitution would remain in the investable universe if they have fewer than 20 nontrading days in the prior six months.

•	US: Securities qualify for the investable universe if they have fewer than 10 nontrading days in the last quarter immediately before reconstitution

•	Trading volume and turnover: A security’s traded value score, or TVS, is the average of its ranks on three measures:

•	The average of monthly dollar traded value, or AMDTV, for the six calendar months immediately before reconstitution. Monthly dollar traded value, or MDTV, is the product of the average of number of shares traded in the month and the closing price of the security as of the last trading day of the month. For corporate entities younger than six months, MDTV is computed on a prorated basis.

•	The two lowest MDTV in the six calendar months immediately before reconstitution (the months need not be sequential).

•	The average monthly turnover ratio, or AMTR, during the six calendar months immediately before reconstitution. AMTR is AMDTV divided by float market value, in U.S. dollars, as of the end of the last trading day before reconstitution. This measure is not used to calculate TVS for US constituents.

New securities are added to the investable universe if they are among the top 75% of the securities in based on their TVS in the respective universe: US, Developed ex-US and Emerging Markets

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 5 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Liquidity criterion is waived in cases of certain corporate events, such as takeovers or spin-offs, where the successor entity issues one or more securities that meets any of the following criteria:

•	The new entity qualifies for index membership in either the mid- or large-cap band.

•	The new entity’s free-float market-capitalization value is greater than or equal to the smallest free-float market capitalization in the mid-cap band.

•	Free float: Each security should have a minimum free float of 10%.

•	Equity Market Cap Cutoff Calculation:

•	Minimum equity market cutoff is calculated as of every reconstitution cutoff date based on the returns of Morningstar Developed Markets PR USD using the formula below.

(Minimum market cap)t-1 * (1 + Return on Developed Markets Index6-month)

The minimum market cap was initialized to 200 million USD as of March 2008.

•	Every security must have a company full market cap greater than the minimum equity cutoff determined above

•	Every security must also have a security float market cap greater than 50% of the minimum equity market cutoff

For more details on Morningstar’s definition of free float, refer to Appendix 6.

Companies with Multiple Share Classes

For companies with multiple share classes of equity securities, the following general rules apply:

•	All trading classes that meet the general eligibility criteria are considered for inclusion.

•	The market capitalization of a company is determined by aggregating all listed share classes. This aggregate market capitalization is used to assign companies to market-capitalization bands, which is described in detail in the following section.

•	The weight contribution of a given share class in an index is based on the free-float market capitalization of that share class.

Morningstar Global Target Market Exposure Index

Each security that meets the selection criteria above is considered for one of two economic segment indexes: developed or emerging. The country classification process previously described determines membership in the appropriate index.

Calculating the Economic Segment-Level Capitalization Breakpoints

Companies in Developed Market economic segment are ordered by company full market cap in descending order, and the cumulative free float company market cap is calculated. Upper and Lower bounds for each capitalization are calculated as below

•	Developed Markets Large-Cap Breakpoint: If the cumulative free float company market cap of the security ranked at the same rank that determined the large-cap minimum size reference at the last reconstitution falls between 70% and 71%, existing rank is retained as current large-cap minimum size reference, else the rank is reset to 70% if it is less than 70% or 71% if it is more than 71%.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 6 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

•	Developed Markets Mid-Cap Breakpoint: If the cumulative free float company market cap of the security ranked at the same rank that determined the mid-cap minimum size reference at the last reconstitution falls between 85% and 85.5%, existing rank is retained as current mid-cap minimum size reference, else the rank is reset to 85% if it is less than 85% or 85.5% if it is more than 85.5%.

For Emerging Markets, the cutoffs are 0.5 times the cutoffs calculated for Developed Markets.

Finally, an upper and lower bound is taken around each of the capitalization breakpoints (large, mid, and small). The upper bound is 1.15 times the breakpoint, and the lower bound is 0.5 times the breakpoint. For example, if the developed-market large-capitalization breakpoint is $10 billion, then the upper bound is $10 billion * 1.15 = $11.5 billion and the lower bound is $10 billion * 0.5 = $5 billion.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 7 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Calculating the Country-Level Capitalization Breakpoints

The capitalization breakpoints calculated in the previous section are applied within each country to arrive at the country-specific capitalization breakpoints. For each country, the companies are ordered by company full market cap in descending order, and the cumulative market-capitalization percentages for the companies are calculated. The market capitalization of the largest stock whose cumulative cap percentage is greater than the following values is taken as the initial capitalization breakpoint for that cap band:

•	Large Cap: 70%

•	Mid Cap: 85%

If the initial country-specific breakpoint is smaller than the economic segment-level capitalization lower bound, then the country-specific breakpoint is set to the economic segment-level capitalization lower bound. If the initial country-specific breakpoint is between the upper economic segment-level capitalization and lower economic segment-level capitalization bounds, then no adjustment is made.

Assigning Companies to Capitalization Bands

The adjusted country-level capitalization breakpoints calculated in the previous section are applied within each country to assign companies to one of three capitalization bands: large, mid, and small. All companies that have a market capitalization greater than the large-cap adjusted capitalization breakpoint are assigned to that large-cap band. The same goes for the mid- and small-cap bands.

Capitalization Bands Buffer

A buffer is applied around the capitalization bands to reduce turnover from small changes in market capitalization.

•	An existing constituent is retained in its current size segment if its company full market capitalization is more than 0.5 times the country-specific size segment breakpoint.

•	A new constituent is included in the size segment index only if its company full market capitalization is more than twice the country-specific size segment breakpoint.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 8 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Determining Global Target Market Exposure Index

The developed- and emerging-market indexes together form the Global Target Market Exposure (TME) Index. Once index constituents are selected, each security is weighted by its float-adjusted market capitalization for index calculation purposes. Multiple share classes are included and also weighted by the available float of each share class (please see the section on multiple share class treatment above).

Subsequently, individual regional and country TME indexes are derived from the constituents of the Morningstar Global Target Market Exposure Index.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 8 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Number of Stocks

The number of stocks in the index is subject to the selection and eligibility criteria at the time of reconstitution.

Index Weighting

The index is float market capitalization weighted. For more details, refer to the Morningstar Indexes Calculation Methodology rulebook.

Index Maintenance and Calculation

Scheduled Maintenance

The index is reconstituted semiannually and implemented after the close of business on the third Friday of June and December and is effective the following Monday. If Monday is a holiday, reconstitution is effective on the immediate following business day. The market data used for reconstitution is as of the last trading day of April and October.

The index is rebalanced quarterly and implemented after the close of business on the third Friday of March, June, September, and December and is effective the following Monday. If Monday is a holiday, rebalance is effective on the immediate following business day.

Refer to Appendix 1 for details on reconstitution and rebalancing.

Corporate Action

The treatment of corporate actions can be found in Morningstar Indexes Corporate Actions Methodology rulebook.

Index Calculation and Price Data

Details about index calculations and price data can be found in their respective rulebooks: Morningstar Indexes Calculation Methodology and Equity Closing Prices Used for Index Calculation.

Methodology Review and Index Cessation Policy

The index methodology is continually reviewed to ensure it achieves all stated objectives. These reviews take into account corporate action treatment, selection, and maintenance procedures. Subscribers to the index will be notified before any methodology changes are made. For more details, refer to the Morningstar Index Methodology Change Process.

Morningstar also notifies all subscribers and stakeholders of the index that circumstances might arise that require a material change to the index, or a possible cessation of the index. Circumstances that could lead to an index cessation include, but are not limited to, market structure change, product definition change, inadequate supply of data, insufficient revenue associated with the index, insufficient number of clients using the index, and/or other external factors beyond the control of the Morningstar Index Committee.

Because the cessation of the index or benchmark index could disrupt subscriber products that reference this index, all subscribers are encouraged to have robust fallback procedures if an index is terminated. For more details, refer to the Morningstar Index Cessation Process.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 9 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Data Correction and Precision

Intraday Index Data Corrections

Commercially reasonable efforts are made to ensure the accuracy of data used in real-time index calculations. If incorrect price or corporate action data affect index daily highs or lows, they are corrected retroactively as soon as is feasible.

Index-Related Data and Divisor Corrections

Incorrect pricing and corporate action data for individual issues in the database will be corrected upon detection. In addition, an incorrect divisor of an index, if discovered within five days of its occurrence, will always be fixed retroactively on the day it is discovered to prevent an error from being carried forward. Commercially reasonable efforts are made to correct an older error subject to its significance and feasibility.

For more details, refer to the Recalculation Guidelines.

Computational and Reporting Precision

For reporting purposes, index values are rounded to two decimal places and divisors are rounded to appropriate decimal places.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 10 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Appendixes

Appendix 1 Glossary

Terms	Description
Reconstitution	Each reconstitution involves the following:

•  Updating the global market’s investable equity universe.

•  Reviewing the economic segment- and country-level size segment breakpoints.

•  Assigning companies to capitalization bands taking into account the buffer zones.

•  Changes in index shares (free float, total shares outstanding, index-specific adjustment factor) of each constituent.

Rebalance	During each rebalancing, the weights are adjusted for updated free-float and shares outstanding data.

Appendix 2: Country Inclusion Framework

A country must maintain its passable status for two consecutive years before it is deemed eligible for the index. The Morningstar Index Committee will review all potential changes to determine any final action. If a country is added or removed, notice of the pending action is provided a minimum of three months in advance. This framework considers three main criteria:

•	Degree of economic freedom

•	A score of 50 or above from the Index of Economic Freedom.

•	Country income

•	A high- or middle-income country classification from the World Bank.

•	Depth of equity markets

•	More than $5 billion in market capitalization.

•	Ratio of market capitalization/GDP must be among the top 80%.

Index of Economic Freedom

The Index of Economic Freedom is a joint study by the Heritage Foundation and The Wall Street Journal that measures countries according to 10 factors of economic freedom:

•	Business freedom

•	Fiscal freedom

•	Monetary freedom

•	Financial freedom

•	Freedom from corruption

•	Trade freedom

•	Government size

•	Investment freedom

•	Property rights

•	Labor freedom

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 11 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

World Bank Country Classification

For operational and analytical purposes, the World Bank’s main criterion for classifying economies is gross national income, or GNI, per capita. The bank’s analytical income categories (low, middle, and high) are based on the bank’s operational lending categories (civil works preferences, International Development Association eligibility, etc.). These operational guidelines were established three decades ago based on the view that since poorer countries deserve better conditions from the bank, comparative estimates of economic capacity needed to be established. GNI, a broad measure, was considered the best single indicator of economic capacity and progress; at the same time, it was recognized that GNI does not, by itself, constitute or measure of welfare or success in development. GNI per capita is therefore the bank’s main criterion of classifying countries.

Country Market Capitalization and Country Market Capitalization/GDP Ratio

The size of a country’s equity markets should be material, or above $5 billion. The market should exhibit financial depth; that is, the ratio of the size of the country’s equity markets to its gross domestic product should be high. Countries that fall in the bottom 20% are ineligible for the index.

Additional Country Inclusion Criteria

The following criteria are taken into account when determining country eligibility:

•	The country’s allowance of foreign investors to easily enter and exit the market, as well as to repatriate capital and dividends.

•	Timely and accurate availability of real-time and historical market data.

•	The level of interest attracted by the market from international investors.

Developed- and Emerging-Market Classification

Countries are classified as developed if they meet all of the following criteria:

•	Annual per capita GNI falls in the high-income category, as defined by the World Bank, for the most recent three years.

•	The country must not have any broad-based discriminatory controls against nondomiciled investors for the most recent three years.

•	The country’s stock markets must exhibit these characteristics:

•	Transparency

•	Market regulation

•	Operational efficiency

•	Absence of broad-based investment restrictions

Countries that do not meet all of the above criteria fall into the emerging-markets economic segment. For example, a country may be classified as high-income by the World Bank, but because of a lack of transparency within local markets, it falls into the emerging-markets economic segment.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.

Page 12 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Classification	Country	Classification	Country
Developed	Australia	Emerging	Brazil
	Austria		Chile
	Belgium		China
	Canada		Colombia
	Denmark		Czech Republic
	Finland		Egypt
	France		Greece
	Germany		Hungary
	Hong Kong		India
	Ireland		Indonesia
	Israel		Malaysia
	Italy		Mexico
	Japan		Pakistan
	Netherlands		Peru
	New Zealand		Philippines
	Norway		Poland
	Portugal		Qatar
	Singapore		Russia
	Spain		South Africa
	Sweden		South Korea
	Switzerland		Taiwan
	United Kingdom		Thailand
	United States		Turkey
United Arab Emirates

Appendix 3: Eligible Securities

Equity and equitylike securities are eligible for the index. Security eligibility is reviewed semiannually during April and October.

Classification	Country	Security Class

Developed Market	Australia	Ordinary Shares
Preferred Shares
Stapled Securities

	Austria	Ordinary Shares
Preferred Shares
Units/Certificates

	Belgium	Ordinary Shares
Preferred Shares

	Canada	Ordinary Shares
Units of Income Trusts
Stapled Securities

	Denmark	Ordinary Shares

	Finland	Ordinary Shares

	France	Ordinary Shares
Preferred Shares
Certificats d’Investissement
Certificats Coopératif d’Investissement

	Germany	Ordinary Shares
Preferred Shares

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Page 13 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Classification	Country	Security Class
	Hong Kong	Ordinary Shares
Business Trusts
Stapled Securities

	Ireland	Ordinary Shares
Units

	Israel	Common Shares
Preferred Shares

	Italy	Ordinary Shares
Preferred Shares
Savings Shares

	Japan	Ordinary Shares

	Netherlands	Ordinary Shares
Preferred Shares
Certificates

	New Zealand	Ordinary Shares
Preferred Shares
Certificates Stapled Securities

	Norway	Ordinary Shares Certificates

	Portugal	Ordinary Shares

	Singapore	Ordinary Shares
Business Trust Stapled Securities

	Spain	Ordinary Shares
Preferred Shares

	Sweden	Ordinary Shares
Swedish Depositary Receipts

	Switzerland	Ordinary Shares
Certificates

	United Kingdom	Ordinary Shares Units

	United States	Ordinary Shares REIT Tracking Stocks

Classification	Country Name	Security Class
Emerging Market	Brazil	Ordinary Shares
Preferred Shares
Units

	Chile	Ordinary Shares
Preferred Shares

	China	B Shares
H Shares[1]
P Chip[1]
Red Chip[1] Stapled Securities

	Colombia	Ordinary Shares
Preferred Shares

	Czech Republic	Ordinary Shares

	Egypt	Ordinary Shares

	Greece	Ordinary Shares Preferred Shares

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Page 14 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Hungary	Ordinary Shares

India	Ordinary Shares

Indonesia	Ordinary Shares

Malaysia	Ordinary Shares Stapled Securities

Mexico	Ordinary Shares
Units
Certificate of Participation

Pakistan	Ordinary Shares

Peru	Ordinary Shares
Preferred Shares
Investment Shares

Philippines	Ordinary Shares
Philippine Depositary Receipts

Poland	Ordinary Shares

Qatar	Ordinary Shares

Russia	Ordinary Shares
Preferred Shares

South Africa	Ordinary Shares
Preferred Shares
Units

South Korea	Ordinary Shares
Preferred Shares

Taiwan	Ordinary Shares
Preferred Shares

Thailand	Ordinary Shares
Preferred Shares

Turkey	Ordinary Shares

United Arab Emirates	Ordinary Shares

[1]	The H shares, P chip, and the Red chip securities are listed at the Hong Kong stock exchange.

Appendix 4: Eligible Exchanges

Securities listed on eligible market segments are eligible for the index. Exchange eligibility is reviewed semiannually during April and October.

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Page 15 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Classification	Country	Eligible Exchange	Eligible Market Segment	Ineligible Market Segment
Developed Market	Australia	Australian Securities Exchange	Official List

	Austria	Vienna Stock Exchange	Prime Market	Mid Market-MTF
Standard Market
Mid Market-Regulated

	Belgium	Euronext Brussels	Euronext	Free Market Segment Alternext

	Canada	Toronto Stock Exchange	Official List

	Denmark	Copenhagen Stock Exchange	Main Market
First North

	Finland	Helsinki Stock Exchange	Main Market
First North

	France	Euronext Paris	Euronext	Free Market Segment
Alternext

	Germany	Deutsche Borse Xetra	Prime Standard	Entry Standard
General Standard

	Hong Kong	Hong Kong Stock Exchange	Main Board
Growth Enterprise Market(GEM)

	Ireland	Irish Stock Exchange	Main Securities Market
Enterprise Securities Market

	Israel	Tel Aviv Stock Exchange

	Italy	Borsa Italiana	MTA	MIV
AIM Italia-MAC

	Japan	Tokyo Stock Exchange	First Section	Other
		Nagoya Stock Exchange	Second Section
Mothers
JASDAQ
First Section
Second Section
Centrex

	Netherlands	Euronext Amsterdam	Euronext	Alternext

	New Zealand	New Zealand Stock Exchange	Main Board	Fonterra Shareholders’
			Alternative Market	Market

	Norway	Oslo Stock Exchange	Oslo Bors
Oslo Axess

	Portugal	Euronext Lisbon	Euronext	Alternext

	Singapore	Singapore Stock Exchange	Main Board
CATALIST

	Spain	Madrid Stock Exchange Mercado Alternativo Bursatil	Mercado Continuo Growth Companies SOCIMIs	SICAVs VCCs Hedge Funds

	Sweden	Stockholm Stock Exchange	Main Market
First North
AktieTorget
Nordic Growth Market

	Switzerland	SIX Swiss Exchange

	United Kingdom	London Stock Exchange	Main Market AIM Market

	United States	New York Stock Exchange Nasdaq NYSE Market LLC

Source: Morningstar.

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Page 16 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Classification	Country	Eligible Exchange	Eligible Market Segment	Ineligible Market Segment
Emerging	Brazil	BM&F Bovespa SA	Traditional
Level 1
Level 2
Novo Mercado

	Chile	Santiago Stock Exchange

	China	Shenzhen Stock Exchange
Shanghai Stock Exchange

	Colombia	Colombian Securities Exchange

	Czech Republic	Prague Stock Exchange	Prime Market Standard Market	Start Market

	Egypt	The Egyptian Exchange

	Greece	Athens Stock Exchange	Main Market Alternative Market	Low Dispersion Surveillance Under Suspension Under Deletion

	Hungary	Budapest Stock Exchange	Prime Market Standard Market	T Market

	India	Bombay Stock Exchange
National Stock Exchange[2]

	Indonesia	Jakarta Stock Exchange	Main Board Development Board

	Malaysia	Kuala Lumpur Stock Exchange	Main Market Ace Market	PN-17 GN-3

	Mexico	Mexican Stock Exchange	Capitals Market

	Pakistan	Karachi Stock Exchange

	Peru	Lima Stock Exchange

	Philippines	Philippine Stock Exchange	Main Board

	Poland	Warsaw Stock Exchange	Basic Market Parallel Market

	Qatar	Qatar Stock Exchange

	Russian Federation	MICEX

	South Africa	Johannesburg Stock Exchange	Main Board AltX

	South Korea	Korea Exchange	KOSPI KOSDAQ	KONEX

	Taiwan	GreTai Securities Market	Main Board	Emerging Market Board

		Taiwan Stock Exchange	Main Board	Alternate Trading Method

	Thailand	The Stock Exchange of Thailand	Local Stock Market for Alternative Investment	Companies to be Delisted Foreign Common Stock

	Turkey	Istanbul Stock Exchange	National Market Second National Market

	United Arab Emirates	Abu Dhabi Securities Exchange Dubai Financial Market NASDAQ Dubai

Source: Morningstar.

[2]	Only securities listed on the Bombay Stock Exchange are eligible for Index selection. However, the trading volumes from both the Bombay Stock Exchange and the National Stock Exchange are aggregated for liquidity calculation purposes.

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Page 17 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Appendix 5: Tax Haven List

Following is a list of countries that provide some benefits to incorporating in their domicile and are considered tax havens. The tax havens list is reviewed semiannually during April and October.

Andorra	Isle of Man
Anguilla	Jamaica
Antigua and Barbuda	Jersey
Aruba	Liberia
Bahamas	Liechtenstein
Barbados	Luxembourg
Belize	Marshall Islands
Bermuda	Monaco
Bonaire St. Eust. Saba	Montserrat
British Virgin Islands	Netherlands Antilles
Cayman Islands	Panama
Channel Islands	Puerto Rico
Cook Islands	Saint Barthelemy
Curacao	Saint Kitts and Nevis
Dominica	Saint Martin
Dominican Republic	San Marino
Falkland Islands	Seychelles
Faroe Islands	Sint Maarten
Gibraltar	Solomon Islands
Grenada	St. Vincent and the Grenadines
Guam	St. Lucia
Guernsey	Trinidad and Tobago
Haiti	Turks and Caicos Islands

Appendix 6: Free Float

Morningstar defines free float as the number of shares (or percentage of shares) that are, theoretically, available for the public to purchase. In general, the shareholdings can be classified in two broad categories of holders: institutional holders and declarable stakeholders. The latter hold shares for various tactical or speculative reasons (other than those that might typify why an institutional investor would own the shares). As a result, the shares held by declarable stakeholders are, theoretically, unavailable to the public and therefore excluded from free float.

The formula for calculating free float is:

Free float = (total shares outstanding) – (total declarable stakeholder shares)

The following are typically classified as declarable stakeholders:

•	Officer/director

•	Joint venture

•	Private company

•	Private equity fund/alternative investment

•	Public company stake

•	Employee stock ownership fund

•	Holding company

•	Government

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Page 18 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

•	Sovereign wealth fund

•	Subsidiary

•	Trust/trustee

•	Venture capital fund

Securities with a free float of 10% or lower are not considered for the index.

Foreign Ownership Limits

For some companies, certain restrictions may apply to nondomestic investors that limit their opportunity to invest. Such restrictions, known as foreign share ownership limits, can be set by government regulation, company bylaws, or local laws. Morningstar float is adjusted for foreign ownership limits and will be the lower of the company float or the foreign ownership limit.

For India, securities on the Reserve Bank of India’s caution list and ban list are not eligible for the index. An existing index constituent that moves to the RBI ban or caution list is deleted from the index with a suitable advance notification.

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Page 19 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

Appendix 7: Individual Indexes

Index Name	Inception Date	Performance Inception Date
Morningstar Developed Europe Target Market Exposure Index	May 1, 2018	June 20, 2008

Morningstar Japan Target Market Exposure Index	May 1, 2018	June 20, 2008

Morningstar Canada Target Market Exposure Index	May 1, 2018	June 20, 2008

Morningstar Developed Asia Pacific ex-Japan Target Market Exposure Index	May 1, 2018	June 20, 2008

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Page 20 of 3	Construction Rules for the Morningstar Global Target Market Exposure Index Family | March 2018

About Morningstar, Inc.

Morningstar, Inc. is a leading provider of independent investment research in North America, Europe, Australia, and Asia. Morningstar offers an extensive line of products and services for individual investors, financial advisors, asset managers, and retirement plan providers and sponsors. Morningstar provides data on approximately 510,000 investment offerings, including stocks, mutual funds, and similar vehicles, along with real-time global market data on more than 17 million equities, indexes, futures, options, commodities, and precious metals, in addition to foreign exchange and Treasury markets. Morningstar also offers investment management services through its investment advisory subsidiaries.

About Morningstar Indexes

Morningstar® Indexes combine the science and art of indexing to give investors a clearer view into the world’s financial markets. Our indexes are based on transparent, rules-based methodologies that are thoroughly back-tested and supported by original research. Covering all major asset classes, our indexes originate from the Morningstar Investment Research Ecosystem—our network of accomplished analysts and researchers working to interpret and improve the investment landscape. Clients such as exchange-traded fund providers and other asset management firms work with our team of experts to create distinct, investor-focused products based on our indexes. Morningstar Indexes also serve as a precise benchmarking resource.

Morningstar Index Committee

The Morningstar Index Committee is currently comprised of senior officials who possess the appropriate levels of knowledge in relation to Indexes. A wide array of business groups are represented to allow for a broad voice to be heard and for a wider view to be expressed in evaluating all subjects brought up during Committee meetings. The Committee seeks to create indexes of the highest quality that meet the recognized qualities of a good benchmark.

For More Information

For any queries, reach out to us via our communication page.

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Any matter arising from undocumented events will be resolved at the discretion of Morningstar Index Committee. The information in this document is the property of Morningstar, Inc. Reproduction or transcription by any means, in whole or part, without the prior written consent of Morningstar, Inc., is prohibited. While data contained in this report are gathered from reliable sources, accuracy and completeness cannot be guaranteed. All data, information, and opinions are subject to change without notice. This document may contain back-tested or simulated performances and the subsequent results achieved by the investment strategy may be materially different.

© 2018 Morningstar, Inc. All rights reserved. Morningstar and the Morningstar logo are either trademarks or service marks of Morningstar, Inc.